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SECURITI 04019005 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50588

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nations Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 River Ridge Dr. NE P.O. Box 908
(No. and Street)

Cedar Rapids	IA	52406
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Scott Bennett (800)278-6257
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Honkamp Krueger & Co., P.C.
(Name - *if individual, state last, first, middle name*)

2345 J.F.K. Road	Dubuque	IA	52004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Scott Bennett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nations Financial Group, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

President
Title

JERRI L. BENNETT
Iowa Notarial Seal
Commission Number: 702167
My Commission Expires
3-10-06

Notary Public

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

Nations Financial Group, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS				
Cash and Cash Equivalents			$	373,370
Receivables:				
Due from Clearing Broker	$	369,817		
Due from Registered Representatives		60,695		
Commissions and Fees		70,225		500,737
Office Furniture and Equipment, including Assets Acquired under Capital Leases $40,210		134,091		
Less Accumulated Depreciation, including Amounts Applicable to Assets Acquired under Capital Leases $22,626		(100,730)		33,361
Deposit with Clearing Broker				75,000
Other Assets				37,775
Total Assets			$	1,020,243
LIABILITIES AND STOCKHOLDERS' EQUITY				
Liabilities				
Payables:				
Commissions	$	323,440		
Accounts Payable, Trade		329,331		
Accrued Expenses and Other Liabilities		20,034		672,805
Subordinated Note Payable				225,000
Stockholders' Equity				
Capital Stock, Class A, Common, No Par Value; Authorized 1,000,000 Shares; Issued 250,000 Shares		125,000		
Capital Stock, Class B, Common, Nonvoting, No Par Value; Authorized 1,000,000 Shares; Issued 250,000 Shares		125,000		
Retained Earnings (Deficit)		(127,562)		122,438
Total Liabilities and Stockholders' Equity			$	1,020,243

See Notes to Financial Statements